Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE,

SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

August 23, 2021

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Ms. Topaz Falkoviz Arbel, Adv. Company’s Secretary and anyone on her behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on July 26, 2021, at an Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Monday, August 23, 2021, at 5:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposals on the agenda (the “Proposals”), other than for Proposals, 3 4, 5 and 6, as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 3, 4, 5 and 6, your shares will not be voted for such Proposals.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 16 Tiomkin St., Tel Aviv 6578317, Israel on Monday, August 23, 2021, at 5:00 p.m Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

		For	Against	Abstain
1.a	To approve the re-election of Prof. Carol L. Brosgart as Class I director, to serve as member of the Board until the annual general meeting to be held in 2024, and until her respective successor is duly elected and qualified, as detailed in the Proxy Statement dated July 19, 2021	☐	☐	☐
1.b	To approve the election of Mr. Shmuel Nir as Class I director, to serve as member of the Board until the annual general meeting to be held in 2024, and until his respective successor is duly elected and qualified, as detailed in the Proxy Statement dated July 19, 2021	☐	☐	☐
2.	To approve an amendment to the Articles of Association as detailed in the Proxy Statement dated July 19, 2021	☐	☐	☐
3.	To approve a grant of options to each of the Company's directors, and our the President and Chief Executive Officer, as detailed in the Proxy Statement, dated July 19, 2021	☐	☐	☐
	• **Are you a controlling shareholder or do you have personal interest in the approval of Proposal 3?**	☐ **Yes**	☐ **No**	
4.	To approve amendments to the terms of employment of Mr. Allen Baharaff, the President and Chief Executive Officer of the Company, including the salary increase and the redemption of current and future unused vacation days, as detailed in the Proxy Statement, dated July 19, 2021	☐	☐	☐
	• **Are you a controlling shareholder or do you have personal interest in the approval of Proposal 4?**	☐ **Yes**	☐ **No**	
5.	To approve the annual objectives related to, target amount of, and potential payment in 2022 of, a cash bonus for the Company's President and Chief Executive Officer with respect to 2021, subject to, and to the extent of, his achievement during 2021 of those objectives, and the payment of annual bonus according to determination of achievement of the objectives thereunder, as described in Proposal 5 of the Proxy Statement dated July 19, 2021, be, and hereby are, approved in all respects	☐	☐	☐
	• **Are you a controlling shareholder or do you have personal interest in the approval of Proposal 5?**	☐ **Yes**	☐ **No**	
6.	To approve that starting as of 2022, the framework for future annual objectives related to, target amount of, and potential payment of, future annual cash bonus for the Company's President and Chief Executive Officer, subject to, and to the extent of, his achievement during each fiscal year of those objectives, and the payment of annual bonus according to determination of achievement of the objectives thereunder, as described in Proposal 6 of the Proxy Statement dated July 19, 2021, be, and hereby are, approved in all respects	☐	☐	☐
	• **Are you a controlling shareholder or do you have personal interest in the approval of Proposal 6?**	☐ **Yes**	☐ **No**	
7.	To reappoint the Company's auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2021, and until the 2022 annual general meeting of shareholders	☐	☐	☐

Date **Signature** **Signature, if held jointly**

_______________ ________________________ ______________________

To change the address on your account, please check the box at right and indicate your new address. ☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

DETACH PROXY CARD HERE TO VOTE BY MAIL